9 Owns license to explore a mine covering 53.9 km2 , where 32.3 km2 have proven reserves of 30,985 tons of Molybdenum; the remaining 21.6 km remain unexplored, but likely to contain additional reserves of copper-molybdenum and other metals. Mine is located approximately 745 km northeast of Beijing, with well-developed highway and railway systems as well as established power lines, water supply & recycling system Existing production facility has capacity to produce 3,500 tons of molybdenum concentrate per annum XING Molybdenum Assets Corporate Headquarters Mine Molybdenum Processing Plant in Chifeng - Inner Mongolia